UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ZenSpace, Inc.

Legal status of issuer

　　Form
　　C-Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　October 10, 2017

Physical address of issuer
3103 Lismore Ct., San Jose, CA 95135

Website of issuer
https://zenspace.io/

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end (Oct. 2017 – Dec. 2017)
Total Assets	$170,073	$9,873
Cash & Cash Equivalents	$81,292	$9,873
Accounts Receivable	$0	$0
Short-term Debt	$40,129	$15,144
Long-term Debt	$538,125	$0
Revenues/Sales	$123,130	$0
Cost of Goods Sold	$14,146	$0
Taxes Paid	$0	$0
Net Income	-$404,094	-$5,271

Annual Report
(EXHIBIT A TO FORM C-AR)
April 30, 2019

ZenSpace, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ZenSpace, Inc. is a Delaware C-Corporation, formed on October 10, 2017.

The Company is located at 3103 Lismore Ct, San Jose, CA 95135.

The Company's website is https://zenspace.io/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials for the period of October 10, 2017 (inception) to December 31, 2017. The Company has incurred losses from inception of approximately $84,000, and has limited operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a

Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $81,292 in cash balances as of December 31, 2018. This equates to roughly 2 months of runway. The Company believes that it is able to continue extracting cash from sales and extended loan from the founder to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties. *The Company currently anticipates significant revenue growth over in 2019-2021.* If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered

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products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue. Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities. The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood and (iii) Mark Bailey $10,000, which sum does not bear interest and is due and payable on June 19, 2019.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality-management program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products. In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees. In particular, the Company is highly dependent on Mayank Agrawal, founder and Chief Executive Officer, Ted Simon, Chief Marketing Officer, and Mark Wright, Vice President of Operations. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The Company is in the process of recording a few patent and trademark assignments. Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

The Company has conducted transactions with Related Parties. During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable. During 2018, the Company borrowed an aggregate of $541,125 from related parties. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

BUSINESS

Description of the Business
ZenSpace, Inc. (a Delaware Corporation) has created ZenPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share). The Company was incorporated in 2017 and is headquartered in San Jose, California.

Business Plan
The Need
With workspace-as-a-service estimated to reach $12.8B in 2022, our research has established a clear need for on-demand, quiet meeting/work spaces for business people in office spaces, events/conventions, and public spaces. These people seek a conveniently located, comfortable workspace that reduces noise and offers the functional amenities of an enclosed space (privacy, solid Internet access, etc.). In turn, this creates an opportunity for Event Managers, Public Space Operators, and Office Facilities Managers to fill.
The Solution
To address this need, ZenSpace has developed the ZenPod™. ZenPods combine a noise reducing, comfortable meeting/work space, a technology platform, a mobile/web app (currently in Beta), and a "SmartBox" control system to create a highly flexible, on-demand system, and IoT-enabled space for conducting business and/or private meetings. Our vision for the ZenPods is to allow people to search, select, and schedule time in a ZenPod as easily as ordering a ride share.
Our Progress
Since our launch in 2017, we have piloted in programs with marquee customers and are in conversations with more:
Events - Event managers at Microsoft, ICSC, and Realcomm, as well as the leading exhibition industry associations IMEX and IAEE.
Public Spaces - We are in conversations with Bespoke at Westfield Mall/San Francisco.
Office Solutions - Our target customers are Pinterest, Twillio, and ThermoFisher.

In addition, we are now an official vendor of Microsoft.
With an experienced team covering major areas of execution and market experience, we are poised for growth with multiple verticals in which to expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
ZenPod	IoT enabled, quiet, private, mobile and modular work spaces designed for offices, events and public spaces	Modular pod business in offices and meeting rooms in events combined represents nearly $1.2Bn market in US

Competition
The markets in which our products are sold are new and emerging. Our products compete against products and other meeting room solutions from companies in events services industry and furniture manufacturers. Product quality, performance, value and packaging are also important differentiating factors. Our biggest differentiator remains the smart technology which is combined with the meeting pods and meeting rooms.

Customer Base
Our customers include Microsoft, Bespoke (a Westfield company) for deployment of our products at trade shows and shopping malls.

Intellectual Property
The Company is dependent on the following intellectual property:

Note: The Founder Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

Patents

Application #	Title of Invention	File Date	Grant Date	Country
62752909*	Software-guided smart technology mobile workspace	October 30, 2018	N/A	U.S.

Trademarks

Serial #	Goods / Services	Mark	File Date	Grant Date	Country
87579432*	IC 035. US 100 101 102. G & S: Advertising services; Business administration services; Business administration and office work; Business management services, namely, managing office functions in the nature of meeting, projecting content on screens, communicating, printing, copying for others; Business operation, business administration and office functions; Computerised office management; Hiring of machines or	ZenSpace	August 22, 2017	May 1, 2018	U.S.

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	apparatus for offices; Leasing of office equipment; Office functions in the nature of maintaining records of ownership of stocks, shares and securities; Operating on-line marketplaces featuring office space rental, real estate rental, furniture rental, communication equipment rental; Operating on-line marketplaces for sellers and buyers of goods and/or services; Outsourcing services in the nature of arranging procurement of goods for others in the field of office space, real estate, office equipment, computer hardware and software, furniture.; Providing facilities for the use of office equipment and machinery; Providing office functions; Providing a website featuring an online marketplace for exchanging goods and services with other users; Provision of an on-line marketplace for buyers and sellers of goods and services; Rental of office machinery and equipment				
88210567*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.	Zenpod	November 29, 2018	N/A	U.S.
88210579*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-	Smartpod	November 29, 2018	N/A	U.S.

	working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.				
88210611*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.	SmartBox	November 29, 2018	N/A	U.S.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mayank Agrawal	Chief Executive Officer, Chief Financial Officer, Secretary, Director	Lead overall company operations, strategy, execution and product management
Raghuveer Tarra	Director	Co-Founder and Chief Product Officer at GigSky
Ted Simon	Chief Marketing Officer	Lead Sales and Marketing efforts for the company

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in

connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	12,908,833	Yes	N/A	83.33%	N/A
Series Seed Preferred Stock	924,431	Yes	N/A	5.97%	See below (Classes of securities of the company)

*Reflects a total raise amount of $416,019.55, plus an additional $44,020 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Promissory Note	Mayank Agrawal	$500,000	N/A	N/A	N/A	Such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood.	N/A

Promissory note	Aseem Gupta	$10,000	N/A	N/A	N/A	Such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross proceeds, as such term is customarily understood.	N/A
Promissory Note	Mark Bailey	$10,000	N/A	N/A	N/A	June 19, 2019	N/A

Ownership

A majority of the Company's outstanding voting equity securities is owned by Mayank Agrawal.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mayank Agrawal	9,500,000	68.68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

ZenSpace, Inc. (a Delaware Corporation) created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting your business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger (like ordering a ride share).
The Company incorporated in 2017 and is headquartered in San Jose, California.

The Company has incurred losses from inception of approximately $5,271 in 2017, and has limited operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of February 2019, the Company has incurred losses of $84,000 (not reviewed by an independent CPA). The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

At inception, the Company authorized 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2017, no shares had been issued.

During 2018, the Company issued 9,500,000 common shares to Mayank Agrawal as founders shares.

On January 25, 2018, the Company granted 696,000 stock options to consultants. These options are exercisable at $0.0001 per share. 325,000 of the options have been cancelled and another 125,000 have been exercised. The remaining 246,000 are fully vested.

On August 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $8,400 and 150,000 common shares.

On November 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $5,600 and 100,000 common shares.

During 2018, the Company issued 3,250,833 common shares to various consultants for services, 125,000 of which were from an exercised option.

During 2018, the Company borrowed an aggregate of $520,000 from related parties. There are minimal loan-repayment risks or contingencies for these non-interest-bearing loans due to the flexible payment terms. $500,000 of the aggregate loan value is from the founder, Mayank Agrawal and shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $333,000 in cash as of February 28, 2019.

Risks and Uncertainties
As of November 30, 2018 the Company has commenced limited operations. The Company's activities since inception have consisted of service and business development, efforts to raise capital, and manufacture and installation of the Company's product on a trial basis. As the Company expands its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $155,000 in cash on hand as of November 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,000,000.

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Founder	January 11, 2018	Section 4(a)(2)	Common Stock	6,000,000	Operations
Founder	January 25, 2018	Section 4(a)(2)	Common Stock	500,000	Operations
Service Providers	January 25, 2018	Rule 701	Common Stock Options	696,000	N/A
Service Providers	March 20, 2018	Rule 701	Common Stock	300,000	Operations
Service Providers	April 25, 2018	Rule 701	Common Stock	945,000	Operations
Commercial Partner	May 23, 2018	Section 4(a)(2)	Common Stock	150,000	Operations
Service Provider	June 22, 2018	Rule 701	Common Stock	50,000	Operations
Service Provider	June 27, 2018	Rule 701	Common Stock	300,000	Operations
Service Provider	July 24, 2018	Rule 701	Common Stock	300,000	Operations
Service Providers	August 8, 2018	Rule 701	Common Stock	100,000	Operations
Service Provider	August 9, 2018	Rule 701	Common Stock	50,000	Operations
Service Providers	September 1, 2018	Rule 701	Common Stock	150,000	Operations
Advisors and Service Providers	October 1, 2018	Rule 701	Common Stock	85,000	Operations
Founder	October 29, 2018	Section 4(a)(2)	Common Stock	3,500,000	Operations
Service Provider	October 29, 2018	Rule 701	Common Stock	50,000	Operations
Service Provider	October 31, 2018	Rule 701	Common Stock	150,000	Operations
Service Providers	November 1, 2018	Rule 701	Common Stock	750,000	Operations

Option Exercise	November 19, 2018	Rule 701	Common Stock	125,000	Operations
Series Seed Preferred Stock	February 22, 2019	Regulation D 506(c) and Regulation CF	Preferred Stock	924,431	Operations

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 time the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially

with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities being offered and sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable.

During 2018, the Company borrowed an aggregate of $541,125 from related parties. There are minimal to no loan-repayment risks or contingencies for these non-interest bearing loans due to the flexible payment terms. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mayank Agrawal

(Signature)

Mayank Agrawal

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mayank Agrawal

(Signature)

Mayank Agrawal

(Name)

Chief Executive Officer, Chief Financial Officer, Director

(Title)

April 30, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ZenSpace

Financial Statements

December 31st, 2018

I, Mayank Agrawal, certify that the financial statements of ZenSpace Inc, included in this Form are true and complete in all material respects.

(signature)

Mayank Agrawal
President & CEO
ZenSpace Inc

March 28th, 2019

	Jan-18	Feb-18	Mar-18	Apr-18	May-18	Jun-18
Revenue	-	-	-	-	-	12,000
Cost of Goods Sold	-	-	-	-	-	12,024
Gross Profit	-	-	-	-	-	(24)
Personnel Cost	3,016	-	8,789	222	11,132	(804)
Travel & Entertainment	6,133	3,315	8,451	6,805	13,921	8,616
Professional Services	5,263	3,989	4,939	6,336	4,760	3,775
General & Administrative	1,196	2,995	14,939	11,573	662	4,147
Marketing	1	-	-	400	1,543	1,200
Research and Development	-	-	3,103	-	(376)	536
Expensed E & SW	4,443	968	2,009	1,315	3,694	6,728
Office, Facilities and Other	768	243	410	614	7,767	5,261
Occupancy and Other	165	16	302	-	995	574
Taxes and Depreciation						
Total OPEX	20,986	11,526	42,942	27,265	44,098	30,033
Net Loss	(20,986)	(11,526)	(42,942)	(27,265)	(44,098)	(30,057)
Cash	7,678	1,133	17,198	14,629	10,262	11,106
Change in Cash	(2,195)	(6,545)	16,065	(2,569)	(4,367)	844
Operating Cash Runway	-	-	-	-	-	-
Headcount	-	-	-	-	-	-

ZenSpace
Dec-18

Jul-18	Aug-18	Sep-18	Oct-18	Nov-18	Dec-18	Q1/2018
5,500	(4,370)	-	-	-	110,000	-
3,650	(3,650)	1,243	879	-	-	-
1,850	(720)	(1,243)	(879)	-	110,000	-
-	-	-	1,620	(271)	-	11,806
1,878	3,851	20,661	17,217	8,098	7,847	17,899
7,503	10,267	12,092	42,197	17,371	17,326	14,190
2,135	3,840	10,240	8,941	8,158	1,077	19,130
78	8,514	6,014	(151)	2,534	38,179	1
(68)	(1)	(11)	(25)	(5)	(3)	3,103
1,461	1,578	944	2,606	1,905	3,893	7,420
2,536	8,226	4,191	7,036	2,306	4,916	1,422
104	1,560	10,224	5,167	10,259	10,212	483
						-
15,629	37,834	64,355	84,608	50,354	83,447	75,454
(13,779)	(38,554)	(65,599)	(85,486)	(50,354)	26,553	(75,454)
12,993	11,681	169,893	214,385	154,961	81,292	17,198
1,887	(1,312)	158,211	44,492	(59,424)	(73,669)	7,325
-	-	1	1	1	-	-
-	-	-	-	-	-	-

Q2/2018	Q3/2018	Q4/2018		Total 2018
12,000	1,130	110,000		123,130
12,024	1,243	879		14,146
(24)	(113)	109,121		108,984
10,550	-	1,349		23,705
29,341	26,390	33,162		106,791
14,871	29,862	76,894		135,816
16,382	16,216	18,175		69,903
3,143	14,607	40,562		58,313
160	(80)	(33)		3,151
11,738	3,983	8,404		31,546
13,641	14,953	14,258		44,274
1,569	11,888	25,638		39,579
-	-	0		-
101,396	117,818	218,410		513,078
(101,420)	(117,932)	(109,288)		(404,094)
11,106	169,893	81,292		81,292
(6,092)	158,787	(88,601)		71,419
-	1	-		-
-	-	-		-

	Jan-2018	Feb-2018	Mar-2018
Income			
Total Income	0	0	0
Total Cost of Goods Sold	0	0	0
Gross Profit	0	0	0
Expenses			
Total 6000 Personnel Cost	3,016	0	8,789
Total 6100 Travel & Entertainment	6,133	3,315	8,451
Total 7100 Professional Services	5,263	3,989	4,939
Total 7200 General & Administrative	1,196	2,995	14,939
Total 7300 Marketing	1	0	0
Total 7400 Research & Development	0	0	3,103
Total 7500 Subscriptions, SW, and Equip.	4,443	968	2,009
Total 7600 Office, Facilities and Other	768	243	410
Total 8000 Occupancy and Other	165	16	302
Total Expenses	20,986	11,526	42,942
Net Operating Income	-20,986	-11,526	-42,942
Net Income	-20,986	-11,526	-42,942

Zenspace
Profit and Loss
January - December, 2018

Apr-2018	May-2018	Jun-2018	Jul-2018	Aug-2018	Sep-2018
0	0	12,000	5,500	-4,370	0
0	0	12,024	3,650	-3,650	1,243
0	0	-24	1,850	-720	-1,243
222	11,132	-804	0	0	0
6,805	13,921	8,616	1,878	3,851	20,661
6,336	4,760	3,775	7,503	10,267	12,092
11,573	662	4,147	2,135	3,840	10,240
400	1,543	1,200	78	8,514	6,014
0	-376	536	-68	-1	-11
1,315	3,694	6,728	1,461	1,578	944
614	7,767	5,261	2,536	8,226	4,191
0	995	574	104	1,560	10,224
27,265	44,098	30,033	15,629	37,834	64,355
-27,265	-44,098	-30,057	-13,779	-38,554	-65,599
-27,265	-44,098	-30,057	-13,779	-38,554	-65,599

Oct-2018	Nov-2018	Dec-2018	Total	Flux Notes
0	0	110,000	123,130	
879	0	0	14,146	
-879	0	110,000	108,984	
1,620	-271	0	23,705	
17,217	8,098	7,847	106,791	
42,197	17,371	17,326	135,816	
8,941	8,158	1,077	69,903	
-151	2,534	38,179	58,313	
-25	-5	-3	3,151	
2,606	1,905	3,893	31,546	
7,036	2,306	4,916	44,274	
5,167	10,259	10,212	39,579	
84,608	50,354	83,447	513,078	
-85,486	-50,354	26,553	-404,094	
-85,486	-50,354	26,553	-404,094	

ZenS
Balanc
As of Deceml

	Jan-2018	Feb-2018	Mar-2018
ASSETS			
Current Assets			
Total Bank Accounts	7,678	1,133	17,198
Total Accounts Receivable	0	0	(40,000)
Total Other Current Assets	0	0	0
Total Current Assets	7,678	1,133	(22,802)
Total Other Assets	0	0	0
TOTAL ASSETS	7,678	1,133	(22,802)
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	0	0	0
Total Credit Cards	18,785	20,766	39,743
Total Other Current Liabilities	0	0	0
Total Current Liabilities	18,785	20,766	39,743
Total 2300 Notes Payable	15,000	18,000	18,000
Total Long-Term Liabilities	15,000	18,000	18,000
Total Liabilities	33,785	38,766	57,743
Total Equity	(26,107)	(37,633)	(80,545)
TOTAL LIABILITIES AND EQUITY	7,678	1,133	(22,802)
	-	0.00	-

pace
 Sheet
ber 31, 2018

	Apr-2018	May-2018	Jun-2018	Jul-2018	Aug-2018	Sep-2018	Oct-2018	Nov-2018	Dec-2018
	14,629	10,262	11,106	12,993	11,681	169,893	214,385	154,961	81,292
	(80,000)	(80,000)	(68,000)	(74,500)	(80,000)	(80,000)	(80,000)	(80,000)	0
	43,588	43,588	31,564	27,914	48,964	61,273	85,788	85,598	87,082
	(21,783)	(26,150)	(25,330)	(33,593)	(19,355)	151,166	220,173	160,559	168,373
	0	0	0	0	0	0	1,700	1,700	1,700
	(21,783)	(26,150)	(25,330)	(33,593)	(19,355)	151,166	221,873	162,259	170,073
	7,338	0	1,455	2,086	9,502	15,338	19,868	16,102	16,867
	26,439	50,923	50,345	18,778	24,116	46,294	49,881	37,765	18,261
	0	0	0	0	0	0	0	5,000	5,000
	33,777	50,923	51,800	20,865	33,618	61,632	69,749	58,867	40,129
	52,250	74,835	104,835	141,286	181,957	390,057	538,125	538,125	538,125
	52,250	74,835	104,835	141,286	181,957	390,057	538,125	538,125	538,125
	86,027	125,758	156,635	162,151	215,575	451,689	607,874	596,992	578,254
	(107,810)	(151,908)	(181,965)	(195,744)	(234,929)	(300,523)	(386,001)	(434,733)	(408,180)
	(21,783)	(26,150)	(25,330)	(33,593)	(19,355)	151,166	221,873	162,259	170,073
	-	-	-	-	-	-	-	-	-

	Jan 2018
OPERATING ACTIVITIES	
Net Income	-20,985.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	
1300 Inventory Asset	
1350 Inventory In-transit	
1407 Prepaid Expense:Prepaid rent	
1408 Prepaid Expense:Prepaid Other	
2000 Accounts Payable	
2041 Credit Card - BofA:Credit Card - 2070	12,102.42
2042 Credit Card - BofA:Credit Card - 4865	-5,000.00
2043 Credit Card - BofA:Credit Card - 9056	6,538.59
2044 Credit Card - BofA:Credit Card - 9854	
2045 Credit Card - 91007 AMEX	
2027 Accrued Expenses:Accrued Other	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 13,641.01
Net cash provided by operating activities	-$ 7,344.95
INVESTING ACTIVITIES	
1920 Other Assets:Deposit - Rent	
Net cash provided by investing activities	$ 0.00
FINANCING ACTIVITIES	
2300 Notes Payable	5,000.00
2360 Notes Payable:Due to Zenesis Networks Inc	
30000 Opening Balance Equity	
3100 Common Stock	150.00
Net cash provided by financing activities	$ 5,150.00
Net cash increase for period	-$ 2,194.95
Cash at beginning of period	9,872.73
Cash at end of period	$ 7,677.78
	-

ZenSpace
Statement of Cash Flows
January - December, 2018

	Feb 2018	Mar 2018	Apr 2018	May 2018	Jun 2018	Jul 2018	Aug 2018
	-11,525.76	-42,942.24	-27,264.99	-44,098.03	-30,057.29	-13,778.77	-38,554.23
		40,000.00	40,000.00		-12,000.00	6,500.00	5,500.00
		0.00	-43,588.30		12,024.36	3,650.25	-8,650.25
							-12,400.00
			7,338.30	-7,338.30	1,455.00	631.25	6,784.00
	4,831.29	4,941.31	14,016.51	3,527.99	1,202.90	1,752.67	2,681.50
	-6,608.27	-10,186.27	-18,000.00		-20,951.06	-2,200.00	-5,034.58
	100.00	100.00	100.00	100.00	100.00	100.00	100.00
		1,242.47	2,628.48	4,382.28	4,276.89	865.75	2,579.52
	3,657.79	22,879.55	-12,048.38	16,473.37	14,793.32	-32,084.96	5,011.36
	$ 1,980.81	$ 58,977.06	-$ 9,553.39	$ 17,145.34	$ 901.41	-$ 20,785.04	-$ 3,428.45
	-$ 9,544.95	$ 16,034.82	-$ 36,818.38	-$ 26,952.69	-$ 29,155.88	-$ 34,563.81	-$ 41,982.68
	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
	3,000.00		16,124.77	22,585.49	30,000.00	36,451.21	40,670.69
			18,125.00				
		0.00	0.00	0.00		0.00	
		30.00					
	$ 3,000.00	$ 30.00	$ 34,249.77	$ 22,585.49	$ 30,000.00	$ 36,451.21	$ 40,670.69
	-$ 6,544.95	$ 16,064.82	-$ 2,568.61	-$ 4,367.20	$ 844.12	$ 1,887.40	-$ 1,311.99
	7,677.78	1,132.83	17,197.65	14,629.04	10,261.84	11,105.96	12,993.36
	$ 1,132.83	$ 17,197.65	$ 14,629.04	$ 10,261.84	$ 11,105.96	$ 12,993.36	$ 11,681.37

	Sep 2018	Oct 2018	Nov 2018	Dec 2018	Total
	-65,598.61	-85,486.09	-50,354.47	26,552.53	-404,093.91
				-80,000.00	0.00
	-18,063.37	-10,000.00			-64,627.31
		-12,870.00			-12,870.00
	9,435.00	-1,835.00	0.00	0.00	-4,800.00
	-3,681.00	190.00	190.00	-1,483.31	-4,784.31
	5,836.94	4,529.87	-3,134.81	765.00	16,867.25
	8,263.01		4,350.53	8,019.25	65,689.38
	-1,383.38	-12,011.98	-1,404.20	62.47	-82,717.27
					7,238.59
	301.12	2,130.80	340.65	486.31	19,234.27
	14,996.68	13,468.34	-15,402.82	-28,071.50	3,672.75
		5,000.00		0.00	5,000.00
	$ 15,705.00	-$ 16,397.97	-$ 10,060.65	-$ 100,221.78	-$ 52,096.65
	-$ 49,893.61	-$ 101,884.06	-$ 60,415.12	-$ 73,669.25	-$ 456,190.56
		-1,700.00			-1,700.00
	$ 0.00	-$ 1,700.00	$ 0.00	$ 0.00	-$ 1,700.00
	208,099.79	148,068.05			510,000.00
					18,125.00
					0.00
	5.00	8.50	991.08		1,184.58
	$ 208,104.79	$ 148,076.55	$ 991.08	$ 0.00	$ 529,309.58
	$ 158,211.18	$ 44,492.49	-$ 59,424.04	-$ 73,669.25	$ 71,419.02
	11,681.37	169,892.55	214,385.04	154,961.00	9,872.73
	$ 169,892.55	$ 214,385.04	$ 154,961.00	$ 81,291.75	$ 81,291.75
	-	-	-	-	